UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. )*

                           NitroMed, Inc.
                          (Name of Issuer)

                    Common Stock, $0.01 par value
                   (Title of Class of Securities)

                             654798503
                           (CUSIP Number)

                         Jeffrey I. Martin
                     Rho Capital Partners, Inc.
                  152 West 57th Street, 23rd Floor
                      New York, New York 10019
                            212-751-6677
            (Name, Address, and Telephone Number of Person
           Authorized to Receive Notices and Communications)


                          January 9, 2004
          (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 654798503


1.       NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON (ENTITIES ONLY)

         Rho Capital Partners, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)
         (b)

3.       SEC USE ONLY


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         N/A

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

7.       SOLE VOTING POWER

         5,469,375 Shares (includes 24,160 Shares exercisable under immediately exercisable warrants)

8.       SHARED VOTING POWER

         0 Shares

9.       SOLE DISPOSITIVE POWER

         5,469,375 Shares (includes 24,160 Shares exercisable under immediately exercisable warrants)

10.      SHARED DISPOSITIVE POWER

         0 Shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,469,375 Shares (includes 24,160 Shares exercisable under immediately exercisable warrants)


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO, IA

CUSIP No. 654798503


1.       NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON (ENTITIES ONLY)

         Joshua Ruch

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)
         (b)

3.       SEC USE ONLY


4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS)

         N/A

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of South Africa

7.       SOLE VOTING POWER

         0 Shares

8.       SHARED VOTING POWER

         5,469,375 Shares (includes 24,160 Shares exercisable under immediately exercisable warrants)

9.       SOLE DISPOSITIVE POWER

         0 Shares

10.      SHARED DISPOSITIVE POWER

         5,469,375 Shares (includes 24,160 Shares exercisable under immediately exercisable warrants)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,469,375 Shares (includes 24,160 Shares exercisable under immediately exercisable warrants)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

CUSIP No. 654798503


1.       NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON (ENTITIES ONLY)

         Habib Kairouz

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)
         (b)

3.       SEC USE ONLY


4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS)

         N/A

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada

7.       SOLE VOTING POWER

         0 Shares

8.       SHARED VOTING POWER

         5,469,375 Shares (includes 24,160 Shares exercisable under immediately exercisable warrants)

9.       SOLE DISPOSITIVE POWER

         0 Shares

10.      SHARED DISPOSITIVE POWER

         5,469,375 Shares (includes 24,160 Shares exercisable under immediately exercisable warrants)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,469,375 Shares (includes 24,160 Shares exercisable under immediately exercisable warrants)


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

CUSIP No. 654798503


1.       NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON (ENTITIES ONLY)

         Mark Leschly

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)
         (b)

3.       SEC USE ONLY


4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS)

         N/A

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Kingdom of Denmark

7.       SOLE VOTING POWER

         27,500 Shares (includes 27,500 Shares exercisable under stock options)

8.       SHARED VOTING POWER

         5,469,375 Shares (includes 24,160 Shares exercisable under immediately exercisable warrants)

9.       SOLE DISPOSITIVE POWER

         27,500 Shares (includes 27,500 Shares exercisable under stock options)

10.      SHARED DISPOSITIVE POWER

         5,469,375 Shares (includes 24,160 Shares exercisable under immediately exercisable warrants)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,496,875 Shares (includes 24,160 Shares exercisable under immediately exercisable warrants and 27,500 Shares exercisable under stock options)


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

Item 1.    Security and Issuer

This statement relates to shares of Common Stock ("Shares"), $0.01 par value per share ("Common Stock"), of NitroMed, Inc., a Delaware corporation ("NitroMed" or the "Issuer"). The principal executive offices of NitroMed are located at 12 Oak Park Drive, Bedford, Massachusetts 01730.


Item 2.    Identity and Background

(a)      This statement is being filed by Rho Capital Partners, Inc.
("Rho"), a New York corporation, and its shareholders, Messrs. Joshua Ruch, Habib Kairouz and Mark Leschly. Rho has investment authority over various investment vehicles, and may accordingly be deemed to exercise investment and voting control over shares of NitroMed Common Stock held of record in the names of such investment vehicles. Joshua Ruch, Habib Kairouz and Mark Leschly may be deemed to have shared authority over the shares of NitroMed Common Stock reported by Rho herein.

(b)-(c) Rho is a New York corporation, with its address at 152 West 57th Street, 23rd Floor, New York, New York 10019. Mr. Ruch is Chief Executive Officer and a Managing Partner of Rho, and Mr. Kairouz and Mr. Leschly are both Managing Partners of Rho. Mr. Ruch is a citizen of the Republic of South Africa, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019. Mr. Kairouz is a citizen of Canada, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019. Mr. Leschly is a citizen of the Kingdom of Denmark, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019.

(d)-(e) During the last five years, none of Rho or Messrs. Ruch, Kairouz or Leschly, to the best of their knowledge, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Rho is a New York corporation, Mr. Ruch is a citizen of the Republic of South Africa, Mr. Kairouz is a citizen of Canada, and Mr. Leschly is a citizen of the Kingdom of Denmark.


Item 3.   Source and Amount of Funds or Other Consideration

300,000 Shares of NitroMed Common Stock were acquired on January 9, 2004 by four investment vehicles affiliated with Rho, as follows: 37,563 Shares by Rho Ventures IV, L.P., a Delaware limited partnership; 88,433 Shares by Rho Ventures IV (QP), L.P., a Delaware limited partnership; 92,160 Shares by Rho Ventures IV GmbH & Co. Beteiligungs KG, a German limited liability partnership; and 81,844 Shares by Rho Management Trust II, a New York grantor trust. The transactions were effected as part of a negotiated purchase and sale, at the purchase price of $8.00 per Share. The source of funds for such purchases was the working capital of each of the respective purchasing entities.

5,169,375 Shares of NitroMed Common Stock covered by this statement on
Schedule 13D (including 24,160 Shares exercisable under immediately exercisable warrants) were received by Rho-affiliated investment vehicles upon the conversion of various series of preferred stock and other securities of the Issuer acquired by such Rho-affiliated investment vehicles while the Issuer had been a private company. Such conversion was effected on consummation of the initial public offering of the Issuer's Common Stock, closing on November 5, 2003 (the "IPO"). All such preferred and other securities were acquired with working capital of the respective Rho investment vehicles acquiring such securities. Of such 5,169,375 shares of Common Stock held by Rho affiliates on the date of the IPO pursuant to the conversion of such preferred and other securities, 24,160 shares are exercisable under warrants exercisable at a price of $0.08 per share, expiring in 2004 through 2007. An additional 27,500 Shares are exercisable under stock options granted to Mark Leschly for his services as a director of NitroMed.


Item 4.    Purpose of Transaction

The Shares reported herein were acquired solely for investment purposes. The reporting persons do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The reporting persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in the light of their general investment and trading policies, market conditions or other factors. The reporting persons will continue to evaluate the business and prospects of the Issuer, and their present and future interest in, and intentions with respect to, the Issuer, and in connection therewith expect from time to time to consult with management and other shareholders of the Issuer. Mark Leschly, a reporting person, currently serves on the board of directors of the Issuer, and has served in such capacity since September 1996.

Other than as described above, the reporting persons do not have any plans or proposals which would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)   any action similar to any of those enumerated above.


Item 5.    Interest in Securities of the Issuer

(a)-(b) Rho, as holder of sole voting and investment authority over shares of Issuer Common Stock owned by its investment advisory clients, is deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the 5,469,375 shares of Issuer Common Stock reported hereby, constituting 21.4% of the 25,578,323 issued and outstanding shares of the Issuer's Common Stock outstanding as of December 12, 2003 (as per the Issuer's Form 10-Q, dated September 30, 2003), after giving effect to Shares subject to options, warrants, rights or convertible securities owned by the reporting persons.

Messrs. Ruch, Kairouz and Leschly may be deemed to share investment and voting control over the 5,469,375 shares of Issuer Common Stock beneficially owned by Rho. In addition, in his capacity as a director of NitroMed Mr. Leschly holds non-qualified stock options to purchase 27,500 Shares of NitroMed Common Stock, by reason of which he may be considered to be the beneficial owner of an aggregate 5,496,875 Shares of Issuer Common Stock. In each case, such reporting persons may be deemed to beneficially own 21.4% of the 25,578,323 issued and outstanding shares of the Issuer's Common Stock outstanding as of December 12, 2003 (as per the Issuer's Form 10-Q, dated September 30, 2003), after giving effect to Shares subject to options, warrants, rights or convertible securities owned by the respective reporting persons. Other than the shares of Issuer Common Stock in which they have a pecuniary interest, each of Rho and Messrs. Ruch, Kairouz and Leschly disclaims beneficial ownership of the shares reported in this statement.

Of the 5,469,375 Shares of NitroMed Common Stock reported by Rho hereby, 378,884 Shares are held of record by Rho Ventures IV, L.P., a Delaware limited partnership, 891,990 Shares are held of record by Rho Ventures IV (QP), L.P., a Delaware limited partnership, 929,582 Shares are held of record by Rho Ventures IV GmbH & Co. Beteiligungs KG, a German limited liability company, and 3,268,919 Shares are held of record by Rho Management Trust II (including 24,160 Shares exercisable under warrants).

(c) 300,000 Shares of NitroMed Common Stock were purchased by four Rho-affiliated investment vehicles, on January 9, 2004, in a negotiated transaction, at the purchase price of $8.00 per Share. The purchasing entities were Rho Ventures IV, L.P., a Delaware limited partnership, Rho Ventures IV (QP), L.P., a Delaware limited partnership, Rho Ventures IV GmbH & Co. Beteiligungs KG, a German limited liability partnership, and Rho Management Trust II, a New York grantor trust. There were no other transactions in the Shares by the reporting persons in the past sixty days.

(d) No persons other than the reporting persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock covered hereby.

(e)      Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Rho's affiliated investment vehicles have entered into letter agreements with the underwriters of the IPO by which such entities have agreed not to offer, sell, pledge, contract to sell, short sell, grant any option in or otherwise dispose of, or enter into any hedging transaction with respect to, any Shares, or securities convertible into or exercisable for Shares, for a period ending 180 days after November 5, 2003, with exceptions as provided in such letter agreements. The foregoing summary of the terms of such letter agreement is qualified by reference to the full text of the lockup letter agreement, which is included as Exhibit B to this statement on Schedule 13D, and is incorporated herein by reference.

An affiliate of Rho, Rho Investment Partners "H", L.P., a Delaware limited partnership, has entered into a Loan Modification Agreement, dated November 28, 2003 (the "Modification Agreement"), with Hudson Trust, Nautilus Trust and certain other parties. Pursuant to that Modification Agreement, and upon the occurrence of certain conditions, such Rho affiliate will become eligible to purchase an additional 46,065 shares of the Issuer's Common Stock, representing 0.2% of the 25,578,323 shares of Issuer Common Stock outstanding as of December 12, 2003 (as per the Issuer's Form 10-Q, dated September 30,
2003), in consideration for the cancellation of a previously contracted debt. Until the occurrence of the conditions specified in the Modification Agreement, however, Rho and its affiliate do not have investment control and do not have voting control over any of such 46,065 Shares of the Issuer's Common Stock covered by the Modification Agreement. Neither Rho nor its affiliate has the right to acquire investment or voting control over any such Shares within the next 60 days. The foregoing summary of the terms of the Modification Agreement is qualified by reference to the full text of that agreement, which is included as Exhibit C to this statement on Schedule 13D, and is incorporated herein by reference.

Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the reporting persons, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits hereto:

A.  Joint Filing Agreement

B.  Letter Agreement, dated August 4, 2003

C.  Loan Modification Agreement, dated November 28, 2003




                                Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   January 16, 2004



RHO CAPITAL PARTNERS, INC.

By:/s/ Joshua Ruch

Name:  Joshua Ruch

Title:    Chief Executive Officer



JOSHUA RUCH

/s/ Joshua Ruch

Name:  Joshua Ruch



HABIB KAIROUZ

/s/ Habib Kairouz

Name:  Habib Kairouz



MARK LESCHLY

/s/ Mark Leschly

Name:  Mark Leschly